Exhibit 99

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX-V: SEA	For Immediate Release
	AMEX: SA	September 19, 2006

Seabridge Confirms Large Gold-Copper System at Mitchell
Current Drilling at Kerr-Sulphurets Focusing on Resource Delineation of New Zone

Toronto, Canada… Seabridge Gold announced today that it has received assay results from the first eight holes drilled at the Mitchell Zone located at the Company’s 100% owned Kerr-Sulphurets project in British Columbia.

In June 2006, Seabridge commenced a 7,500 meter core drill program at Kerr-Sulphurets designed to expand the project’s known gold resource by testing for the strike and depth extensions of the Sulphurets deposit and by systematically drilling the promising new Mitchell gold zone identified in previous work. To date, 19 holes totaling approximately 5,900 meters have been completed at the Mitchell Zone with assay results received on the first eight holes (see attached map for drill hole locations). All of the Mitchell holes were drilled from north to south at a decline of approximately minus 70 degrees. Following the program, a National Instrument 43-101 Technical Report will be prepared for the Mitchell, Sulphurets and Kerr deposits.

Assay results from the first eight holes drilled at the Mitchell Zone are as follows:

Drill Hole	Depth (m)	From (m)	To (m)	Length (m)	Au gpt	Cu %
M-06-01	306.0	5.7	306.0	300.3	0.81	0.13
M-06-02	426.0	3.0	426.0	423.0	0.81	0.17
M-06-03	354.0	6.0	274.0	268.0	0.83	0.16
M-06-04	303.0	34.0	58.0	24.0	0.84	0.06
M-06-05 Incl. Incl. Incl.	198.0	5.6 18.0 50.0 126.0	198.0 26.0 86.0 138.0	192.4 8.0 36.0 12.0	0.49 0.75 0.66 0.65	0.15 0.17 0.19 0.24
M-06-06	302.0	6.0	302.0	296.0	0.80	0.19
M-06-07	302.0	4.4	302.0	297.6	0.97	0.28
M-06-08	346.0	15.0	346.0	331.0	0.80	0.19

Drill holes M-06-01, M-06-02, M-06-06, M-06-07 and M-06-08 terminated in material that was consistent with the grades of the overall hole. Results from Hole M-06-04 may suggest the southeastern boundary of the deposit. M-06-05 was prematurely terminated due to water pressure in the hole that significantly reduced drill efficiency.

Commenting on the drill results, Seabridge President and CEO Rudi Fronk stated that “we are satisfied with the results obtained to date. It is becoming evident that the Mitchell Zone has the potential to host a large gold-copper porphyry deposit with grades that are consistent with successful gold-copper mines now in operation. By year-end we plan to have an initial 43-101 resource estimate completed for the Mitchell Zone as well as preliminary metallurgical testwork.”

________________________________________________________

172 King Street East, 3rd Floor; Toronto, Ontario M5A 1J3 Canada
Telephone: (416) 367-9292      Facsimile: (416) 367-2711      www.seabridgegold.net

The Mitchell Zone is centered on Mitchell Creek in the northern part of Seabridge Gold’s Kerr-Sulphurets property. It is a complex structural zone that has been intensely hydrothermally altered. This zone appears to have a width of 800 meters across the Mitchell Creek valley and a strike extent of approximately 2,000 meters, with the western limit covered by talus and the eastern limit covered by the Mitchell Glacier. The true thickness of the target zone, based on initial drill results from the current program, is estimated to be at least 300 to 400 meters but could be more as most of the holes drilled to date ended in material that was consistent with the grades of the overall hole.

Geologic interpretation of the target zone continues to evolve with additional drilling and surface exploration. Gold and copper concentrations are associated with altered metavolcanic and meta-sedi-mentary rocks that are believed to be intensely fractured by a major northwest striking and north dipping fault. In addition, a systematic alteration pattern emanating from a porphyritic granite north of the target zone may also be influencing the distribution of gold and copper in the zone.

Intense quartz-sericite alteration is used to define the trace of the major northwest striking fault, consisting of pervasive sericite and up to 80% quartz stockwork veins. Surrounding this alteration is moderate to intense sericite alteration with up to 20% quartz stockwork veining. This alteration style gives way to a chlorite dominant alteration assemblage with variable intensity of quartz stockwork veining. All of these alteration assemblages contain significant concentrations of gold and copper. Ongoing work is concentrating on defining the limits of gold grades and establishing whether or not structure or lithology control the gold-bearing alteration pattern.

Exploration activities at Kerr-Sulphurets are being conducted by personnel from Xstrata Copper Canada (following Xstrata’s acquisition of Falconbridge Limited) under the supervision of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101. Initial analytical work for the 2006 drill program is being conducted by Eco-Tech Laboratories, located in Kamloops, British Columbia. Samples are prepared at Eco-Tech’s Stewart, BC prep facility and shipped by them to Kamloops for fire assay. An ongoing and rigorous quality control/quality assurance protocol is being used on this program including blank and reference standards in every batch of assays. Duplicate analyses are being conducted on 10% of the samples at the ALS Chemex Vancouver laboratory.

Seabridge has acquired a 100% interest in nine North American gold resource projects. For a breakdown of the Company’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/Resource.htm.

All resource estimates reported by the Company, with the exceptions of the historic estimates for the Grassy Mountain, Kerr Sulphurets and Hog Ranch projects, were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Company’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2005 and in the Company’s 20-F filed with the U.S. Securities and Exchange Commission (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD
"Rudi Fronk," President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Visit our website at www.seabridgegold.net Email: info@seabridgegold.net

The TSX-V Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Mitchell Creek (Plan Map)
Sept., 2006
2006 Completed Hole
2006 Planned Hole
Historical Drill Hole
Composite Assays
Au g/t, Cu%
metres
N
Assay
Au g/t
0.0 - 0.2
0.2 - 0.4
0.4 - 0.6
0.6 - 0.8
0.8 - 1.0
> 1.0
Mitchell Glacier
Mitchell Creek
M-06-08
M-06-07
M-06-06
M-06-05
M-06-02
M-06-03
M-06-01
M-06-04
0.80, 0.19
331.0
0.75, 0.19
227.9
0.97, 0.28
297.6
0.80, 0.19
296.0
0.49, 0.15
192.4
0.46, 0.05
147.3
0.81, 0.17
423.0
0.83, 0.16
268.0
0.68, 0.25
190.5
0.81, 0.13
300.3
0.73, 0.17
153.7
0.68, 0.16
154.3
0.84, 0.06
24.0
-600 E
-400 E
-200 E
000 E
200 E
400 E
600 E
800 E
1000 E
1200 E
0
200
400
metres